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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 (Amendment No. )*

                             Bio Key International Inc.
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                                 (Name of Issuer)

                      Common Stock, par value $.01 per share
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                          (Title of Class of Securities)

                                   09060C101
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                                 (CUSIP Number)

                              Brooke J. Billick
                      Vice President & Securities Counsel
                      Marshall & Ilsley Trust Company N.A.
                      1000 North Water Street, 13th Floor
                         Milwaukee, Wisconsin  53202
                         Telephone No.: 414-287-8609

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               (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                               December 17, 2001
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                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 5


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CUSIP No. 09060C101            Schedule 13D                    Page 2 of 5
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1. Names of Reporting Persons   N. DeAnne Wittig Qualified Property
                                Marital Trust II, established under Will dated October 23, 1998
  I.R.S. Identification Nos. of Above Persons (Entities Only): 52-7250702

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2. Check the Appropriate Box If a Member of a Group (See Instructions)

             (a) [ ]
             (b) [ ]
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3. SEC Use Only
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4. Source of Funds (See Instructions) OO
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5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e). [ ]
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6. Citizenship or Place of Organization:   Minnesota
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Number of Shares         7. Sole Voting Power           1,237,500
Beneficially             8. Shared Voting Power                 0
Owned By                 9. Sole Dispositive Power      1,237,500
Each Reporting          10. Shared Dispositive Power            0
Person With

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11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,237,500
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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
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13. Percent of Class Represented by Amount in Row (11)   8.98%
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14. Type of Reporting Person  OO
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CUSIP No. 09060C101            Schedule 13D                    Page 3 of 5
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Item 1. Security and Issuer

This Statement relates to the Common Stock of Bio Key International, Inc., a Minneosta corporation (formerly known as SAC Technologies, Inc.)(the "Company"). The principal executive offices of the Company are located at 1285 Corporate Center Dr., Suite 175, Eagan, Minnesota 55121.

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Item 2. Identity and Background

(a) This Statement is filed by the N. DeAnne Wittig Qualified Property Marital Trust II, established under Will dated October 23, 1998 (the "Trust"), Nancy DeAnne Wittig and Marshall & Ilsley Trust Company N.A. (successor to Richfield Bank & Trust Co.), Co-Trustees

(b) The Trust is administered under Minnesota law.

(c) The Trust's address is c/o Marshall & Ilsley Trust Company N.A., 6625 Lyndale Avenue South, Richfield, Minnesota 55423

(d) During the past five years, neither the Trust, nor the Co-Trustees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Trust, nor the co-trustees have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Trust or the Co-Trustees were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

All shares of the Company's common stock held by the Trust were acquired as a result of a testamentary disposition to the Trust under the last will and testament of Benedict A. Wittig, dated October 23, 1998. All shares were acquired by the Trust on December 17, 2001, when the Company issued the certificates representing the shares to the Trust.

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Item 4. Purpose of Transaction

The Trust does not have any current intention to acquire additional shares of the Company's common stock, nor does the Trust have any current plans or proposals that would relate to or result in (i) any extraordinary corporate


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CUSIP No. 09060C101            Schedule 13D                    Page 4 of 5
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transaction involving the Company; (ii) any change in the present board of directors or management of the Company; (iii) any change in the Company's articles of incorporation, by-laws, or other corporate governing instruments; or (iv) any other change that would materially affect the Company.

For the principal purposes of liquidity and diversifying the holdings of the Trust, the Trust may, from time to time, sell shares of the Company's common stock. Such sales may be in the open market or in privately negotiated transactions.

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Item 5. Interest in Securities of the Issuer

(a) The Trust is the direct beneficial owner of 1,237,500 shares, or approximately 8.98% of the 13,788,262 shares of common stock of the Company that were issued and outstanding as of November 7, 2002, as reported in the Company's Form 10-QSB for the quarter ending September 30, 2002.

(b) Number of shares as to which the Trust has:
      Sole power to vote or to direct the vote:                  1,237,500
      Shared power to vote or to direct the vote:                        0
      Sole power to dispose or to direct the disposition of:     1,237,500
      Shared power to dispose or to direct the disposition of:           0

(c) The Trust has not engaged in any transactions in the Company's common stock during the past sixty (60) days.

(d) The following person is believed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company's common stock held by the Trust, representing more than 5% of the Company's outstanding common stock:

    Nancy DeAnne Wittig, sole beneficiary of the Trust

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Excluding the rights and interests of the beneficiary of the Trust under the terms and conditions of the Trust's governing instrument, the Trust is not party to any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company.


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CUSIP No. 09060C101            Schedule 13D                    Page 5 of 5
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Item 7. Material to be Filed as Exhibits.      None

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 2003

Signatures:

N. DEANNE WITTIG QUALIFIED PROPERTY MARITAL TRUST II

By: /s/ Nancy DeAnne Wittig
    Nancy DeAnne Wittig, Co-Trustee

By: Marshall & Ilsley Trust Company N.A., Co-Trustee

    By: /s/ Karen A. Dunifon
    Name/Title: Vice President